Filed by LAN S.A. Pursuant to

Rule 425 under the Securities Act of 1933 and

Rule 14d-2 under the

Securities Exchange Act of 1934

Subject Company:

TAM S.A.

(Commission File No. 333-177984)

FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements, including with respect to the negotiation, implementation and effects of the proposed combination of LAN Airlines S.A. and TAM S.A. Such statements may include words such as “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “would” or other similar expressions. Forward-looking statements are statements that are not historical facts, including statements about our beliefs and expectations. These statements are based on current plans, estimates and projections, and, therefore, you should not place undue reliance on them. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors and uncertainties include in particular those described in the documents we have filed with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them, whether in light of new information, future events or otherwise.

ADDITIONAL INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION AND WHERE TO FIND IT

This document relates to a proposed business combination between LAN Airlines S.A. (“LAN”) and TAM S.A. (“TAM”), which is the subject of a registration statement on Form F-4 (Registration No. 333-177984) filed with the SEC by LAN and Holdco II S.A. (“Holdco II”) which has been declared effective by the SEC and the offer to exchange/prospectus included therein. This document is not a substitute for the registration statement, offer to exchange/prospectus or any other offering materials or other documents that LAN and Holdco II have filed or will file with the SEC or send to shareholders in connection with the proposed combination. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, OFFER TO EXCHANGE/PROSPECTUS AND ALL OTHER OFFERING MATERIALS AND DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION. All such documents, if filed, would be available free of charge at the SEC’s website (www.sec.gov) or by directing a request to LAN Investor Relations, at 56-2-565-8785 or by e-mail at investor.relations@lan.com, or to TAM Investor Relations, at 55-11-5582-9715 or by e-mail at invest@tam.com.br.

This filing shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Support Material May 2012

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FORWARD-LOOKING STATEMENTS
This document contains forward-looking statements, including with respect to the negotiation, implementation and effects of the proposed combination.
Such statements may include words such as “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “would” or other similar expressions.
Forward-looking statements are statements that are not historical facts, including statements about our beliefs and expectations. These statements are based on current plans, estimates and projections, and, therefore, you should not place undue reliance on them. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors and uncertainties include in particular those described in the documents we have filed with the U.S.
Securities and Exchange Commission. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them, whether in light of new information, future events or otherwise.
ADDITIONAL INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION AND WHERE TO FIND IT
This document relates to a proposed business combination between Lan Airlines S.A. (“LAN”) and TAM S.A. (“TAM”), which is the subject of a registration statement on Form F-4 (Registration No. 333-177984) filed with the SEC by LAN and Holdco II S.A. (“Holdco II”), a new entity formed in connection with the combination, which has been declared effective by the SEC and the prospectus included therein. This document is not a substitute for the registration statement, prospectus and offering materials that LAN and Holdco II will file with the SEC or any other documents that they may file with the SEC or send to shareholders in connection with the proposed combination. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ
THE REGISTRATION STATEMENT, PROSPECTUS, EXCHANGE OFFER DOCUMENTS AND ALL OTHER RELEVANT DOCUMENTS FILED OR
THAT WILL BE FILED WITH THE SEC AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE
PROPOSED BUSINESS COMBINATION. All such documents, if filed, would be available free of charge at the SEC’s website (www.sec.gov) or by directing a request to LAN Investor Relations, at 56-2-565-8785 or by e-mail at investor.relations@lan.com, or to TAM Investor Relations, at
55-11-5582-9715 or by e-mail at invest@tam.com.br.

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Creating a global airline group

Creating the largest airline group in Latin America
(1)
–
Passenger and cargo operations to more than
150 destinations in over 23 countries
–
Largest frequent flyer program in the region
Benefits for clients, shareholders and suppliers
–
Complementary assets and market positions
(almost no network overlap)
–
More share liquidity, benefiting shareholders
Consolidation in the airline industry
–
Worldwide consolidation of airlines through
mergers and acquisitions
–
Airlines are increasing their presence in Latin
America due to the region’s high growth
perspective
Unique opportunity to become the leading airline in
Latin America
–
One of the world’s fastest growing regions
–
Strong presence in Latin America’s main markets
–
Leading position with significant competitive
advantages
(1) Combined figures calculated as the sum of LAN and TAM figures. Do not represent audited pro-
forma or projections

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LAN and TAM performance in 2011

EBITDAR Margin (US$ millions)
1
Operating Margin (US$ millions)
1
Aircraft
3
Revenue (US$ billions)
1
Employees (thousands)
3
%
%
Net Income (US$ millions)
1, 2
29.8
161
-201
1,288
585
7.8
(4)
7.5%
16.6%
21.8
149
320
1,119
540
5.7
9.4%
19.6%
Passengers (millions) 37.7 22.6
(1) TAM’s financials converted into US Dollars at an exchange rate of 1.675 R$/US$ for 2011
(2) TAM’s net income includes a non operating impact due to exchange differences and mark-to-market.
(3) Figures as of December 31, 2011
(4) Net Revenues

|
Both companies show a solid financial track record

TAM
(1)
(US$ Millions)
LAN (US$ Millions)
(1) TAM’s financials converted into US Dollars at an exchange rate of 1.994 R$/US$; 1.759 R$/US$ and 1.675 R$/US$ for
2009, 2010 and 2011, respectively.

|
LATAM will be the largest airline in the region…

Passengers (Millions 2011)
Fleet Size (Dec 31, 2011)
Source: Airline Business, One Source, Annual Reports, Airline Monitor, Euromonitor,
(1) Around 15 destinations are served by both TAM and LAN
37.7
36.2
22.6
20.8
7.7
TAM GOL LAN Avianca-Taca COPA
161
149
121
94
73
TAM LAN GOL Avianca-Taca COPA
Destinations (2011)
(1)
100 100
76
65
59
LAN Avianca-Taca GOL TAM COPA

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… and in terms of passenger and cargo transported

Top 12 airlines in passengers transported
Millions of passengers, 2011
Top 12 airlines in cargo transported
Thousands of tons, 2011
Source: Company filings.
(1) Combined figures calculated as the sum of LAN and TAM figures. Do not represent audited pro-forma or projections
* JAL information as of 2010.
1
1
5
1
5
10
52
53
60
69
75
76
81
86
96
101
111
113
IAG
US Airways
TAM + LAN
China Eastern
AF-KLM
Ryanair
China Southern
American
United
Lufthansa
Southwest
Delta
911
1.116
1.135
1.145
1.156
1.390
1.426
1.443
1.649
1.720
1.767
2.120
JAL*
TAM + LAN
China Southern
China Airlines
Singapore
United
Air China
China Eastern
Cathay
Korean Air
Emirates
Lufthansa
1
10

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LAN Airlines
Santiago, 1929
LAN Peru Lima,
1999
LAN Ecuador
Guayaquil, 2003
LAN Argentina
Buenos Aires, 2005
LAN Colombia
Bogota, 2010
Global context has created an opportunity for a Latin American market leader to emerge
TAM Linhas Aéreas
São Paulo, 1976
TAM Mercosur
Asunción, 1996

| 9 LATAM will offer the broadest connectivity… LAN TAM GOL COPA Avianca – TACA Aerolineas Argentinas Airline Hubs: TAM + LAN

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… with strong presence in domestic markets…

ASKs
Source: Diio Mi: Market Intelligence for the Aviation Industry
Note: Information as of 2011
Aerolíneas
Argentinas
TAM
LAN
Avianca
TACA
TAME
LAN
LAN
GOL
Sky
LAN
Avianca
TACA
Avianca
TACA
COPA
LAN
Peruvian
Icaro
0%
20%
40%
60%
80%
100%
Argentina Brazil Chile Colombia Ecuador Peru

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… and connecting South America with the world

ASKs
Source: Diio Mi: Market Intelligence for the Aviation Industry
Note: Information as of 2011.
LAN
American
BA - Iberia
TAM
LAN
Air France - KLM
Avianca -TACA
TAM
LAN
GOL
United-Continental
TAM
Aerolineas Argentinas
Delta
Lufthansa-Swiss
Pluna
Avianca-TACA
TAP
Others
Others
Alitalia
Air Europa
Aerolineas Argentinas
Avianca-TACA
Others
0%
20%
40%
60%
80%
100%
Within
South America
USA and
Canada
Europe

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LAN cargo expertise + TAM market opportunity = potential for cargo growth
LAN’s global and diversified cargo network… …with TAM’s Brazilian market presence
Brazil is the largest domestic cargo market in
Latin America
TAM offers significant strengths
–
Domestic widebody network
–
Existing cargo operation
–
Strong European network with growth potential
North America to
South America
Europe to South
America
Regional (intra) South
America

|
LATAM will consolidate different business units

Source: Company filings (press release 4Q2011)
(1) Considers the year ended on December 31 , 2011. TAM’s financials converted into US Dollars at an exchange rate of
1.675 R$/US$
(2) Net revenues
LAN Revenues
(1)
: US$ 5.7 billion
TAM Revenues
(1)(2)
: US$ 7.8 billion
International
Passengers
43%
LAN Domestic
Passengers
27%
Freight
28%
Others
2%
TAM Domestic
Passengers
46%
International
Passengers
28%
Freight
10%
Multiplus
9%
Others
7%
st

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LATAM’s leadership within a region with significant growth potential…

Ecuador
Mexico
Chile
UK
Trips per Capita *
(as of 2011)
* Note: domestic and international trips by all carriers
Source: IATA, Boeing, IMF, CIA, Bloomberg
IATA Passenger Traffic Growth
(RPKs as of 2011)
0,5%
5,4%
9,1%
11,3%
8,6%
2,2%
Africa Asia/Pacific Europe Latin
America
Middle East North
America
Latin America was the fastest growing region
(measured in RPKs) during 2011
World Average
5.9%
2,74
2,56
0,76
0,49
0,47
0,46
0,46
0,40
0,39
0,0 1,0 2,0 3,0
Argentina
Peru
Brazil
Colombia
USA

|
… captured through a modern and efficient fleet plan

Narrowbody Fleet: 99
Widebody Fleet: 36
Cargo Fleet: 14
Narrowbody Fleet: 132
Widebody Fleet: 29
(fleet as of Dec 2011)
(fleet as of Dec 2011)
Source: TAM and LAN (press release 4Q2011)

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Both Companies operate well established frequent flyer program

The new combined program should drive customer loyalty, business growth and ancillary revenue streams
Over 9.4 million members
(as of Dec 31, 2011)
5.8 million members
(as of Feb 29, 2012)

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LATAM’s business unit structure…
Board of Directors LATAM
LATAM CEO
LAN CEO
Domestic Passenger
Business Unit
C A R G O
Cargo
Business Unit
International Passenger
Business Unit
Long-haul business
Regional business
Domestic Brazil
Business Unit
LAN Chile
LAN Peru
LAN Argentina
LAN Ecuador
LAN Colombia
TAM CEO
MRO
Business Unit

|

… will be run by executives with extensive experience in the airline industry
A lifetime experience in the airline
business, Mr. Mauricio Amaro has
been a member of TAM’s Board of
Directors since December 2004,
serving as Vice President since
April 2007.
Enrique Cueto
LATAM CEO
Marco Antonio Bologna
TAM CEO
Ignacio Cueto
LAN CEO
Mauricio Amaro
LATAM Chairman
Mr. Marco Antonio Bologna is
TAM’s current CEO and a member
of TAM’s Board of Directors,
positions he has held since August
2009. His experience in TAM dates
back over 10 years during which he
was CFO of TAM (2003-2004)
among other positions and
responsibilities.
Mr. Enrique Cueto has been
CEO of LAN since 1994, after
serving for 10 years as CEO of
Fast Air, a Chilean cargo
airline. He is an active member
of the boards of the Oneworld
alliance and of IATA, among
other organizations.
Mr. Ignacio Cueto Plaza began
his career in the aviation industry
in 1985 with Fast Air, becoming
its CEO in 1993.Since then, he’s
been CEO of LAN Cargo (1995-
1998) and CEO of LAN’s
passenger business (1999-2005)
and is currently COO of LAN
Airlines.

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Employees come from throughout South America

Employees By Country
(1)
(as of Dec 2011)
Source: TAM and LAN (press release 4Q2011)
(1) Combined figures calculated as the sum of LAN and TAM figures. Do not represent audited pro-forma or projections
21.838
29.728
51.566
56%
44%
28,367
28,882
11,315
11,416
2,370
2,849
3,468
3,497
1,690
1,690
1,702
1,728
1,293
1,361
1,504
LAN TAM LAN + TAM
Brazil Chile Argentina Peru Ecuador Colombia Others

| Appendix 20

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Corporate structure after the merger is completed

Note: assumes 100% participation of TAM shareholders in the exchange offer
All stock transaction:
TAM
shareholders are offered newly issued
LAN shares (1 TAM = 0.9 LAN)
Structure designed to comply with
foreign ownership
restrictions,
including 20% foreign ownership
restriction in Brazil
Economic alignment of all
shareholders
LATAM AIRLINES GROUP
(Currently LAN)
Chile
TAM S.A.
Brazil
HoldCo I S.A.
Chile
TAM Controlling
shareholders
13.6%
LAN Controlling
shareholders
24.1%
Others LAN
46.8%
100% ON Shares
(voting)
Others TAM
15.5%
100% PN Shares
(non voting)
80% Voting Shares
20% Voting Shares
100% Non Voting Shares
Multiplus
Brazil
TLA
Brazil
100% 73%

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For additional information see:

1. Form F4 Registration Statement, including but not limited to the
Q&A on pages 1 through 15
2. Information Agent: D.F. King:
Banks and Brokerage Firms, Please Call: (212) 269-5550
Shareholders and All Others Call Toll-Free (800)-676-7437
3. Websites: LAN’s website at www.lan.com,
LATAM’s website at www.latamairlines.com
TAM’s website at www.tam.com.br.